EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						March 31,
	2011	2012	2013	2014	2015	2016
Fixed charges and preferred stock dividends:
Interest	$549	$601	$620	$636	$677	$176
Interest portion of annual rentals	2	2	2	3	2	1
Preferred dividends of subsidiaries (1)	10	6	6	1	2	-
Total fixed charges	561	609	628	640	681	177
Preferred dividends for purpose of ratio	-	-	-	-	-	-
Combined fixed charges and preferred
dividends for purpose of ratio	$561	$609	$628	$640	$681	$177
Earnings:
Pretax income from continuing operations before
adjustment for income or loss from equity investees	$1,747	$1,255	$1,399	$1,443	$1,600	$477
Add:
Total fixed charges (from above)	561	609	628	640	681	177
Distributed income of equity investees	96	50	51	61	83	40
Less:
Interest capitalized	27	53	23	40	69	18
Preferred dividends of subsidiaries (1)	10	6	6	1	2	-
Total earnings for purpose of ratio	$2,367	$1,855	$2,049	$2,103	$2,293	$676
Ratio of earnings to combined fixed charges
and preferred stock dividends	4.22	3.05	3.26	3.29	3.37	3.82

Ratio of earnings to fixed charges	4.22	3.05	3.26	3.29	3.37	3.82

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.